UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NEXTDOOR HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

65345M108

(CUSIP Number)

Kelli Schultz

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

T: 1-650-251-5148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 65345M108

1.	Name of Reporting Persons: Riverwood Capital GP II Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 6,855,649
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 6,855,649
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,855,649
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.0%(1)
12.	Type of Reporting Person (See Instructions): CO

(1)

Based upon 79,007,124 shares of Class A Common Stock, par value $0.0001 per share of the Issuer outstanding on March 11, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. 65345M108

1.	Name of Reporting Persons: Riverwood Capital II L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 6,855,649
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 6,855,649
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,855,649
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.0%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 79,007,124 shares of Class A Common Stock, par value $0.0001 per share of the Issuer outstanding on March 11, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. 65345M108

1.	Name of Reporting Persons: Riverwood Capital Partners II L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 5,433,819
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,433,819
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,433,819
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.4%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 79,007,124 shares of Class A Common Stock, par value $0.0001 per share of the Issuer outstanding on March 11, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

CUSIP No. 65345M108

1.	Name of Reporting Persons: Riverwood Capital Partners II (Parallel – B) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,421,830
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,421,830
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,421,830
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.8%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)

Based upon 79,007,124 shares of Class A Common Stock, par value $0.0001 per share of the Issuer outstanding on March 11, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Nextdoor Holdings, Inc., a Delaware Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 420 Taylor Street, San Francisco, CA 94102.

Item 2. Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of Riverwood Capital GP II Ltd. (“Riverwood GP”), Riverwood Capital II L.P. (“Riverwood LP”), Riverwood Capital Partners II L.P. (“RCP”) and Riverwood Capital Partners II (Parallel – B) L.P. (“RCP Parallel – B” and together with RCP, the “Riverwood Funds”). The address of the principal business office of each of the Reporting Persons is 70 Willow Road, Suite 100, Menlo Park, CA 94025.

The name, residence or business address, and present principal occupation or employment of each managing member, director and executive officer, as applicable of Riverwood GP and Riverwood LP are listed on Schedule I to this Schedule 13D, which is incorporated herein by reference.

(c) The principal business of each of the Riverwood Funds is investing in securities.

The principal business of Riverwood LP is performing the functions of, and serving as, the general partner (or similar position) of the Riverwood Funds and certain affiliated funds. The principal business of Riverwood GP is performing the functions of, and serving as, the general partner (or similar position) of Riverwood LP and certain affiliated entities.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

All of the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons are issuable upon conversion of shares of Class B Common Stock, par value $0.0001 par value of the Issuer (the “Class B Common Stock”) that were acquired pursuant to the Agreement and Plan of Merger, dated July 6, 2021, as amended on September 30, 2021, by and among Nextdoor, Inc., a Delaware corporation (“Old Nextdoor”), Khosla Ventures Acquisition Co. II, a Delaware corporation (“KVSB”), and Lorelei Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of KVSB (“Merger Sub”). The transactions contemplated by the Merger Agreement closed on November 5, 2021 (the “Closing Date”). Pursuant to the terms of the Merger Agreement, a merger of Old Nextdoor and KVSB was effected by the merger of Merger Sub with and into Old Nextdoor, with Old Nextdoor surviving the merger as a wholly owned subsidiary of KVSB (the “Merger,” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). Following the consummation of the Merger on the Closing Date, KVSB changed its name from Khosla Ventures Acquisition Co. II to Nextdoor Holdings, Inc.

As a result of the Merger and upon the Closing Date, among other things, each share of Old Nextdoor common stock that was issued and outstanding immediately prior to the effective time of the Merger, after giving effect to the conversion of all shares of Old Nextdoor preferred stock into shares of Old Nextdoor common stock immediately prior to the effective time (with certain exceptions) was canceled and converted into the right to receive a number of shares of New Nextdoor Class B Common Stock equal to the Exchange Ratio (as defined in the Merger Agreement) multiplied by the number of shares of Old Nextdoor common stock held by such holder immediately prior to the effective time.

In the Business Combination, RCP received 5,433,819 shares of Class B Common Stock and RCP Parallel – B received 1,421,830 shares of Class B Common Stock.

Item 4. Purpose of Transaction

All of the securities reported herein were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Christopher Varelas, co-founder and a partner of an affiliate of the Riverwood Funds, serves on the Board of Directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Stock beneficially owned by them in any manner permitted by law.

Item 5. Interest in Securities of the Issuer

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

(a) and (b) Calculations of the percentage of the Class A Common Stocks beneficially owned are based on 79,007,124 shares of Class A Common Stocks outstanding March 11, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2022, and includes each Reporting Person’s beneficial ownership of Class B Common Stock, as applicable.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock of the Issuer at the election of the holder at any time; provided; however, that each share of Class B Common Stock shall automatically be converted into Class A Common Stock on a one for one basis on the earlier of the: (i) tenth anniversary of completion of the Business Combination or (ii) date specified by the affirmative vote of the holders of two thirds of the Class B Common Stock then outstanding. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value (subject to certain exceptions). The Class B Common Stock has 10 votes per share.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, RCP is the beneficial owner of 5,433,819 shares of Class A Common Stock which would be received upon conversion of an equal number of shares of Class B Common Stock and RCP Parallel – B is the beneficial owner of 1,421,830 shares of Class B Common Stock which would be received upon conversion of an equal number of shares of Class B Common Stock.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock of the Issuer at the election of the holder at any time; provided; however, that each share of Class B Common Stock shall automatically be converted into Class A Common Stock on a one for one basis on the earlier of the: (i) tenth anniversary of completion of the Business Combination or (ii) date specified by the affirmative vote of the holders of two thirds of the Class B Common Stock then outstanding. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value (subject to certain exceptions). The Class B Common Stock has 10 votes per share.

Riverwood L.P. is the general partner of the Riverwood Funds. The general partner of Riverwood L.P. is Riverwood GP. Riverwood L.P. and Riverwood GP may be deemed to have voting and dispositive power over, and be deemed to be indirect beneficial owners of the shares directly held by the Riverwood Funds. All investment decisions with respect to the shares held by the Riverwood Funds are made by a majority vote of an investment committee consisting of several members. All voting decisions over the shares held by the Riverwood Funds are made by a majority vote of Riverwood GP’s multiple shareholders. No natural person controls investment or voting decisions with respect to the shares held by the Riverwood Funds. The shareholders and investment committee members of Riverwood GP disclaim beneficial ownership of all shares beneficially owned by Riverwood GP, Riverwood LP, RCP and RCP Parallel-B for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”).

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Currently, Christopher Varelas, co-founder and a partner of an affiliate of the Riverwood Funds, serves on the Board of Directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Registration Rights

On the Closing Date, the Issuer, Khosla Ventures SPAC Sponsor II LLC and certain former stockholders of Old Nextdoor, including the Riverwood Funds, entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, such stockholders were granted certain customary registration rights, including demand, piggy-back and shelf registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

Lock-Up

Pursuant to the Issuer’s Restated Bylaws, certain of the former holders of Old Nextdoor common stock, including the Riverwood Funds, will not be permitted to sell, pledge, transfer or otherwise dispose of, or grant any option or purchase right with respect to, any shares of Class B Common Stock to such holders pursuant to the Business Combination (or the Class A Common Stock issued upon conversion thereof) (such shares, the “Lock-Up Shares”), or engage in any short sale, hedging transaction or other derivative security transaction involving the Lock-Up Shares during the period commencing on the Closing Date until 180 days following the Closing Date, subject to certain customary exceptions; including if the Issuer completes a transaction that results in a change of control, the Lock-Up Shares are released from restriction immediately prior to such change of control.

The foregoing descriptions of the Registration Rights Agreement and the lockup provisions of the Issuer’s Restated Bylaws do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement and the Restated Bylaws, each of which is filed as an exhibit hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated as of March 18, 2022, by and among the Reporting Persons (filed herewith).

2.	Nextdoor Holdings, Inc. Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 1-40246), filed with the SEC on November 12, 2021).

3.

Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-40246), filed with the SEC on November 12, 2021).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2022

RIVERWOOD CAPITAL GP II LTD.

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL II L.P.
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS II L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS II (PARALLEL – B) L.P.
By: Riverwood Capital II L.P., its general partner
By: Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name:	Jeffrey Parks
Title:	Director

SCHEDULE I

Information with respect to the managing members, directors and executive officers, as applicable of Riverwood Capital GP II Ltd and Riverwood Capital Partners II LP is set forth below. The address for each person listed below is c/o Riverwood Capital, 70 Willow Road, Suite 100, Menlo Park, CA 94025, and each is a United States citizen.

Name	Principal Occupation
Francisco Alvarez-Demalde Jeffrey Parks Tom Smach Christopher Varelas	Director and Managing Partner Director and Managing Partner Partner and Chief Financial Officer Partner

To the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Class A Common Stock.